Exhibit 99.4

30 January 2007

Annual General Meeting Trading Statement 2007

Ahead of the Annual General Meeting to be held later today, Imperial Tobacco Group PLC issues the following trading statement:

We delivered a strong set of results in the year ended September 2006 gaining cigarette market shares across all our regions; in 2007 we have made further progress with encouraging performances in many of  our markets, supported by our ongoing focus on reducing costs and increasing manufacturing efficiency. The overall anticipated trading performance of the Group for the financial year to 30 September 2007 remains in line with our expectations.

Commenting on the first quarter of 2007, Gareth Davis, Chief Executive, will say:

“I am pleased that we have again increased our cigarette volumes year on year, further building on our good organic growth in the previous 18 months, and I look forward to delivering another year of record performance.

“With our key brands we have made some excellent progress including growth in West and JPS volumes and the further international development of Davidoff, following our acquisition of the worldwide cigarette trademark last September.

“We continue to review our buyback strategy, aiming to keep our capital structure efficient whilst maintaining balance sheet flexibility. Since the last AGM, we have spent £515 million acquiring 29.4 million shares.”

The first quarter trading highlights are set out below.

UK

In the UK we have continued to perform well in the first quarter in a resilient market. Duty paid cigarette volumes have remained stable year on year and fine cut tobacco volumes have increased, although we estimate that the annual duty paid cigarette market may reduce by up to 4 per cent in this financial year. This takes into account the anticipated initial declines following the introduction of bans on smoking in public places in Wales, Northern Ireland and England in the coming months. Our annual average market shares for cigarette and fine cut tobacco in December were 45.8 per cent and 65.0 per cent respectively (September 2006: 45.5 per cent and 65.3 per cent) with gains in Lambert & Butler and Windsor Blue. Earlier this month we increased the recommended retail price of a pack of 20 cigarettes by 10 pence for all our brands.

Germany

In Germany, following the cessation of Singles sales, duty paid cigarette market volumes have increased by 4 per cent in the first quarter, while other tobacco products, including Singles, were down 26 per cent. Excluding Singles, other tobacco products were up 75 per cent year on year. Overall, this resulted in total duty paid cigarette equivalent volumes being down 7 per cent.  Cross-border flows of cigarettes are estimated by the National Manufacturers’ Association to have risen to 22.2 per cent in our first quarter compared to 17.7 per cent for the same period in the previous year. In October, we increased the retail price of our brands for the first time in 22 months by 20 euro cents per pack of 17 cigarettes.

The migration of former Singles smokers to alternative products  is still in the transition stage.  However, our newly introduced make your own products, West and JPS Single Tobacco, are performing better than expected and earlier this month we launched a second successor product, West Quickies XL.

Against this background, our cigarette share grew to an annual average of 21.0 per cent in December (September 2006: 20.7 per cent)  with JPS continuing to perform well. Our traditional fine cut share also rose to an average of 16.7 per cent in December (September 2006: 15.6 per cent).

Rest of Western Europe

In our Rest of Western Europe region, we increased our cigarette market shares in the majority of markets, particularly in The Netherlands, where we grew our annual average cigarette market share to December to 9.5 per cent (September 2006: 8.9 per cent) and in France, where our share was up to 3.8 per cent (September 2006: 3.4 per cent). The continued excellent performances of Davidoff and West delivered further improvements in our market share in Greece.

Trading conditions in fine cut tobacco continue to be competitive but recent initiatives with brands such as JPS are progressing well, supporting our market leadership in this sector.

The generally difficult pricing environment we saw in the region last year has shown some signs of improving in recent months with increases in cigarette retail prices in several markets, including in Spain.

Rest of the World

In our Rest of the World region, our cigarette volumes continued to grow with notable successes in Central Europe and Duty Free. Our performance in Taiwan continues to improve with growth in West and the introduction of a number of Davidoff line extensions. Elsewhere, Davidoff continued to drive our growth in the Middle East and Russia whilst our value brands, Golden Gate and Moon, performed well in Central Europe. In Africa, we continued to grow our cigarette market shares in most of our domestic and main export markets and in Australia and New Zealand, our market shares have improved on those at September.

Earlier this month, we acquired a 66 per cent stake in the Estonian distribution company, Tremaco, and the trademark rights to three cigarette brands which account for around 6 per cent of the 2.3 billion Estonian market. A commitment has been given to acquire the balance of Tremaco shares over the next three years. The total financial consideration, including the commitment, will be €0.7 million (£0.5 million) in cash. This acquisition extends our geographic footprint in the Baltic region and will enable Imperial Tobacco products to be sold through Tremaco’s established selling operation.

Manufacturing

In the first quarter, productivity continued to improve as we maintained our focus on business simplification, product quality and costs. We have ceased production at our factory in Lahr, Germany. Both this and our factory in Liverpool will close by March of this year.

We continue to optimise our factory footprint and additional machinery is being installed in Volgograd and Kiev to support growing sales in Russia and the Ukraine respectively.

Board Change

Imperial Tobacco Group PLC also announces that Colin Day has informed the Company that he will be leaving the Board with effect from 16 February 2007 as a consequence of his overall business commitments.  As announced on 28 November 2006 the Company is already in the process of recruiting an additional independent Non-Executive Director and is further reviewing the overall composition of the Board and its Committees.

ENQUIRIES

Alex Parsons

Imperial Tobacco Group

Group Media Relations Manager

Tel +44 (0)117 933 7241

John Nelson-Smith

Imperial Tobacco Group

Investor Relations Manager

Tel +44 (0)117 933 7032